Exhibit 99.1

For Immediate Release

YY Group Featured on Singapore’s National Radio Station MoneyFM 89.3

SINGAPORE, July 31, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), recently shared key insights during a featured segment on MoneyFM 89.3’s “Money Matters”, hosted by Hongbin Jeong. The interview offered rare insights into YY Group’s journey from a Singapore-based SME to a NASDAQ-listed technology-enabled services platform.

Speaking on the company’s founding ethos, Jason Phua, Chief Financial Officer, reflected on the early days under the leadership of CEO and founder Mike Fu, whose firsthand experience as a casual laborer inspired a mission-driven approach to manpower solutions. “We started with a vision rooted in unity, resilience, and genuine service delivery,” said Jason. “That DNA still powers our growth today from a small Paya Lebar office to a listed global company.”

A key turning point in the Company’s transformation was the launch of the YY Circle platform, a proprietary on-demand staffing ecosystem that has redefined flexibility and accountability in workforce deployment. “YY Circle is more than an app, it’s a digital infrastructure that empowers both businesses and workers,” said Mark Niu, Chief Strategy Officer. “With features like automated payroll, verified worker profiles, and predictive staffing models, we bring transparency, speed, and precision to an otherwise fragmented industry.”

The conversation also highlighted the company’s expansion into Integrated Facility Management (IFM), a natural extension of client demand and operational synergy. Leveraging YY Group’s core strengths in workforce orchestration, the company now delivers services spanning commercial cleaning, pest control, landscaping, and security, all underpinned by real-time data platforms such as YY Smart iClean.

“Our clients were already relying on us for manpower,” Mark explained. “They asked if we could also manage their facilities, and we listened. With IoT sensors, smart supply tracking, and AI-driven task routing, we’ve made cleaning services measurable and responsive.”

The executives also addressed macro trends shaping the future of work, including AI, automation, and evolving workforce expectations. “Flexibility is no longer a perk, it’s foundational,” Jason noted. “We’re building systems that respect autonomy, ensure fairness, and maximize operational efficiency for the gig worker, the enterprise client, and everyone in between.”

Looking ahead, YY Group’s leadership remains committed to international expansion through a disciplined blend of organic growth and strategic acquisitions. “Our NASDAQ listing has unlocked new opportunities and we’re actively exploring regional markets and leveraging our platform model to scale responsibly and sustainably,” said Jason.

The full interview is available on MoneyFM 89.3’s official website and podcast platforms.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the Integrated Facility Management market, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations, and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About YY Holdings Limited:

YY Group Holding Limited (NASDAQ: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the NASDAQ Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com